SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-55380

A. Full title of the plan and address of the plan:

BearingPoint, Inc. 401(k) Plan

c/o Human Resources

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

REQUIRED INFORMATION

Since the BearingPoint, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, the Plan’s financial statements for the fiscal year ended April 30, 2004 will be filed on or before October 27, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(K) PLAN

Date: July 13, 2004	By	/s/ Joanne D. Myles
Joanne D. Myles
Chair, BearingPoint, Inc.
401(k) Plan Committee